Contact

www.linkedin.com/in/john-murphy-b874707 (LinkedIn)

Top Skills

Private Equity/Venture Capital
Hedge Funds
Mutual Funds

Certifications

CPA

John Murphy

Hyperplane Venture Capital, Co-founder and Managing Partner
Boston, Massachusetts, United States

Experience

Hyperplane Venture Capital
Managing Partner
November 2014 - Present (10 years 6 months)
Boston, MA

Point Judith Capital
Associate
August 2011 - November 2014 (3 years 4 months)
Boston, MA

Grant Thornton
Senior Associate
September 2007 - August 2011 (4 years)
Boston, MA

Sanders, Walsh & Eaton
Accounting Intern
June 2006 - August 2006 (3 months)

Education

Boston College Carroll School of Management
MS, Accounting · (2007 - 2009)

Boston College
BS, Accounting, Philosophy · (2003 - 2007)

Xaverian Brothers High School
 · (1999 - 2003)